EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

October 15, 2010

TSX Venture Exchange:    EMR

 US OTC:    EGMCF.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES SECOND AND FINAL TRANCHE

OF US$1,750,000 FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed the second and final tranche of its previously announced non-brokered private placement. In total, 12,499,998 units ("Units") were issued at the price of US$0.14 per Unit to raise gross proceeds of approximately US$1,750,000.  Each Unit consists of one common share (a "Share") of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  Finder's fees of US$75,672.80 and 540,491 finder's warrants ("Finder's Warrants") were awarded in relation to the second tranche of the financing.  Each Finder's Warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The Shares, the Warrants, the Finder’s Warrants and any common shares issued on exercise of the Warrants or the Finder's Warrants will be subject to a minimum hold period of four months.

David Watkinson, President and CEO of the Emgold stated, "The restructuring and re-organization completed by the Company in late 2009 and early 2010 has been 100 percent successful and is now behind us.  We were extremely pleased to see the level of interest from investment community in Emgold during this financing and the Board elected to increase the size of our offering to take advantage of it.  We believe Emgold represents a significantly undervalued investment opportunity in the gold sector, especially at current gold prices above $1,350 per ounce.”

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California, and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton.  It is adjacent to the Empire Mine, Newmont Mining Corporation's first operating gold mine and historically California's largest underground gold mine, which is reported to have produced 5.8 million ounces of gold.  Newmont retains the mineral rights to the Empire Mine.  The Grass Valley Mining District is reported to have produced over 17 million ounces of gold from 1850 to 1956.   Both the Idaho-Maryland Mine and Empire Mine shut down in 1956 due to the fixed price of gold at US$35 per ounce and rising labor and supply costs after WWII.  The Idaho-Maryland Project contains a NI 43-101 compliant measured and indicated resource of 472,000 ounces of gold at a grade of 0.28 ounces per ton and an inferred resource of 1,002,000 ounces of gold at a grade of 0.39 ounce per ton, estimated as at March 1, 2007 (See Emgold's NI 43-101 compliant Technical Report titled "Idaho-Maryland Mine Project" dated December 8, 2009, filed under the Company's profile at www.sedar.com).

Information in this news release that is of a scientific or technical nature was prepared by Mr. Robert Pease, Professional Geologist (California), Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the private placement and mineral resource estimates,  are forward-looking statements and are based on a number of assumptions, including but not limited to the assumptions underlying the estimated resources outlined in the Technical Report are and remain valid, that the demand for and price of gold remains constant or increases and does not experience a material decline, and that the Company will be able to raise the capital required to hold and develop the Idaho-Maryland Project. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes the price of gold, the price of the company's shares, the costs of labour, equipment and other costs associated with exploration, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.